

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Bradley Meader
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Avenue
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 9, 2021**
> **File No. 001-38186**

Dear Mr. Meader:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Trade & Services